EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to April 1, 2021

March 22, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 36,558

Date of transaction: March 22, 2021

Price paid per share: £85.96

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,141,874 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 225,029,308.

The figure of 225,029,308 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0983T_1-2021-3-22.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 24, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 60,000

Date of transaction: 23rd March 2021

Price paid per share: £85.862431

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,201,874 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,969,308.

The figure of 224,969,308 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2465T_1-2021-3-23.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 25, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 24, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 70,000

Date of transaction: March 24, 2021

Price paid per share: £86.335394

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,271,874 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,899,308.

The figure of 224,899,308 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4016T_1-2021-3-24.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 26, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 25, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 70,000

Date of transaction: March 25, 2021

Price paid per share: £85.648676

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,340,571 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,830,611.

The figure of 224,830,611 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5591T_1-2021-3-25.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 29, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 26, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: March 26, 2021

Price paid per share: £86.792231

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,390,571 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,780,611.

The figure of 224,780,611 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7108T_1-2021-3-26.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 30, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 39,998

Date of transaction: March 29, 2021

Price paid per share: £88.200000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,430,569 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,740,613.

The figure of 224,740,613 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8670T_1-2021-3-29.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

March 31, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 39,996

Date of transaction: March 30, 2021

Price paid per share: £87.804305

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,470,565 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,700,617.

The figure of 224,700,617 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0312U_1-2021-3-30.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 1, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on March 31, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: March 31, 2021

Price paid per share: £86.680000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,520,565 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,650,617.

The figure of 224,650,617 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2029U_1-2021-3-31.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070